Exhibit 16.1

Auditor's resignation letter

November 17, 2014

To the directors of EZTrader Inc and its subsidiaries.

Mr. Shimon Citron, CEO
We hereby resign as the independent auditors of EZTrader Inc and its subsidiaries, we would like to emphasis that any use of our opinion with the audited financial statements as of December 31, 2013 and the reviewed interim financial statement as of June 30, 2014 is prohibited.

In addition, please notify the company's lenders (as described in the convertible loan agreements dated: October 29, 2013, February 13 and 27, 2014) of the financing position of the Company in light of the situation of the Bulgarian bank account.

By:	/s/ Ziv Haft
Name:	Ziv Haft
Title:	Certified Public Accountants (Isr.), BDO Member firm